ENVOY ANNOUNCES RECORD YEAR END RESULTS


     Toronto, December 11, 2000 - Geoffrey Genovese, President and CEO of Envoy Communications Group (NASDAQ: ECGI / TSE: ECG) today announced the Company's financial results for the fiscal year ending September 30, 2000. Through both strong organic growth and strategic international acquisitions, Envoy's EBITDA increased 39% to $10 million and Net Revenue rose by 40% to $58.6 million. Over the course of the last year, Envoy's results have been driven by solid organic growth rates as well as through international, strategic acquisitions in each of its core disciplines - Design, Marketing and Technology. Envoy's focus on an expanded global presence, commitment to "best of breed" services, and efforts to integrate and cross sell its services are all directed at further improving the Company's organic growth rates.

     "2000 was yet another year of solid growth for Envoy," said Genovese. " This year Envoy achieved several impressive milestones: we hit our target of $10 million in EBITDA and exceeded our projection of a $100 million net revenue run rate for the business. Last year, we also stated our intent to expand geographically, specifically into the U.K. and Europe. This was accomplished through the addition of offices in London, Stockholm, Rome, Paris, Hamburg, and Leeds.

     In 2000, Envoy's Design Company, Watt International, continued its impressive track record of organic growth and expanded its international reach with new offices in San Francisco, Leeds, London, Paris, and Stockholm, now employing over 280 people.

     From its operations in New York and Toronto, Envoy's marketing discipline grew in 2000 and will be substantially enhanced with the recently announced acquisition of UK-based Leagas Delaney, one of the world's top-five creative agencies. With offices in London, Hamburg, Rome, Paris and San Francisco, Leagas Delaney brings a number of marquee, international clients and leading edge creative services to Envoy's marketing group and expands our staff compliment to over 475 people. The Leagas Delaney acquisition is scheduled to close by March 30, 2001.

     Envoy's technology discipline also experienced strong growth in 2000. Strong organic growth rates at its Devlin Design / Sage Consultants operation were a key indicator of the markets acceptance for our front-end and back-end e-business solutions. Envoys technology business now operates offices in Toronto and New York, employing over 100 professionals.


     Financial highlights (CDN $'000's)

     Effective with this year end report for fiscal 2000, Envoy now reports its net revenue (previously gross margin) as its first line item on its Income Statement and has removed gross revenue. This will enable analysts and our shareholders to better compare our company performance measures to our comparable competitors in the US market.

     As of September 30, 2000          2000            1999     % Change
     Net Revenue	              $58,606         $41,787      40%
     EBITDA                           $10,151          $7,280      39%
     Income Before Goodwill
     Amortization                      $4,504          $3,487      29%
     EBITDA / share  FD                 $0.53           $0.49       8%
     Income / share before Goodwill
     Amortization                       $0.24           $0.24       NC

     Envoy (www.envoy.to) is an international company, committed to building "best-of-breed" services in each of its core disciplines: design, marketing and technology. Through the convergence of its core disciplines, the Envoy Communications Group of companies provides innovative business building solutions for marquis, international clients that include adidas-Salomon, BASF, CIBC, Castrol, CDNOW, FedEx, Hewlett Packard, Honda, Panasonic,
     Pizza Hut, Prudential (USA), Safeway, SalomonSmithBarney, Sprint Canada, Steelcase, TD Waterhouse (USA) and Wal-Mart. Envoy operates offices in
     New York, London, Paris, San Francisco, Rome, Hamburg, Stockholm, Leeds, and Toronto.

     Corporate Investor Relations: Jason Mandel
                                   (416) 599-2256, jasonm@envoy.to
     Media Relations: Darren Karasiuk
                      (416) 593-4181 Ext. 405 darrenk@communique.to





     Envoy Communications Group Inc.
     Consolidated Balance Sheets
     (Unaudited - Prepared by management)

                                   September 30    September 30
     As at                             2000            1999

     Assets

     Current assets:

     Cash	                     $7,105,418     $15,300,454
     Accounts receivable             34,234,974      27,910,032
     Prepaid expenses                 1,732,212       1,310,608

                                     43,072,604      44,521,094


     Restricted cash                    832,337         545,982
     Capital assets                  10,448,625       7,869,486
     Goodwill and other
       assets                        46,987,707      22,186,265
     Deferred income taxes              966,715         625,587

                                   $102,307,988     $75,748,414


     Liabilities and Shareholders' Equity

     Current liabilities:

     Accounts payable and
     accrued liabilities            $24,247,075    $27,713,688
     Income taxes payable             1,190,313      1,698,638
     Deferred revenue                 1,044,873           -
     Amounts collected in excess of
     pass-through costs incurred      2,307,047      1,745,814
     Current portion of
     long-term debt                   2,848,430      1,827,086

                                     31,637,738     32,985,226


     Long-term debt                   7,983,449      2,151,185


     Shareholders' equity:

     Share capital                   54,597,762     35,613,907
     Retained earnings                8,403,367      5,492,940
     Cummulative translation
     adjustment                        (314,328)      (494,844)
                                     62,686,801     40,612,003

                                   $102,307,988    $75,748,414


     Envoy Communications Group Inc.
     Consolidated Statements of Operations and Retained Earnings
     (Unaudited - Prepared by Management)

     For the years
     ended September 30                 2000           1999

     Net revenue                    $58,606,235    $41,787,125

     Operating expenses:

     Salaries and benefits           35,132,814     25,710,153
     General and administrative      10,769,853      6,918,465
     Occupancy costs                  2,552,854      1,878,090

                                     48,455,521     34,506,708


     Earnings before interest expense,
     income taxes, depreciation and
     goodwill amortization           10,150,714      7,280,417

     Depreciation                     1,986,691      1,444,110
     Interest expense                   407,473        346,515
     Earnings before income taxes
     and goodwill amortization        7,756,550      5,489,792

     Income taxes                     3,252,354      2,002,995

     Earnings before goodwill
     amortization	              4,504,196      3,486,797

     Goodwill amortization, net of
     income taxes of $24,000
     (1999-$11,000)                   1,593,769        610,034

     Net earnings                    $2,910,427     $2,876,763

     Retained earnings,
     beginning of period              5,492,940      2,682,142

     Less loss on redemption
     of shares                              -           65,965

     Retained earnings,
     end of period                   $8,403,367     $5,492,940

     Net earnings per share
     - basic                              $0.15          $0.20
     Net earnings per share
     - fully diluted                       0.15           0.20

     Earnings per share before
     goodwill amortization - basic         0.24           0.24
     Earnings per share before goodwill
     amortization - fully diluted          0.24           0.24





     Envoy Communications Group Inc.
     Consolidated Statement of Cash Flows
     (Unaudited-Prepared by management)

     For the years ended September 30   2000           1999

     Cash flows from operating activities:

     Net earnings                    $2,910,427     $2,876,763


     Items not involving cash:

     Deferred income taxes             (285,344)        76,000
     Depreciation                     1,986,691      1,444,110
     Goodwill amortization	      1,617,769        621,034

     Net changes in non-cash working capital balances:

     Accounts receivable              1,823,856     (1,395,987)
     Prepaid expenses                    17,385       (397,950)
     Accounts payable and accrued
     liabilities                    (10,519,909)       229,132
     Income taxes payable              (787,622)     1,794,028
     Deferred revenue                 1,044,873            -
     Amounts collected in excess of
     pass-through costs incurred        518,410     (3,656,333)
     Other                               (9,783)        46,284
     Net cash provided by (used in)
     operating activities            (1,683,247)     1,637,081


     Cash flows from financing activities:

     Long-term debt                   5,198,442      5,000,000
     Long-term debt repayments       (5,497,140)    (1,410,467)
     Issuance of common shares for
     cash                            10,939,807      1,361,172
     Redemption of common shares            -          (65,965)
     Reduction (Increase) in
     restricted cash                   (277,330)       187,718
     Net proceeds from special warrant
     issue                                  -       16,192,731
     Net cash provided by financing
     activities                      10,363,779     21,265,189


     Cash flows from investing activities:

     Acquisition of subsidiaries (net of
     cash acquired (bank indebtedness
     assumed) of ($941,385); 1999
     - $5,919,627)                  (14,640,994)    (8,416,977)
     Purchase of capital assets      (2,428,228)    (2,017,796)
     Increase in other assets           (67,356)       (20,000)
     Net cash used in investing
     activities                     (17,136,578)   (10,454,773)

     Change in cash balance due to
     foreign exchange                   261,010       (267,201)

     (Decrease)/Increase in cash     (8,195,036)    12,180,296

     Cash, beginning of period       15,300,454      3,120,158

     Cash, end of period             $7,105,418    $15,300,454


     Cash flow from operations per share:

     Basic                                $0.33          $0.34
     Fully Diluted                         0.33           0.34


     Supplemental cash flow information:

     Interest paid                     $407,474       $334,229
     Income taxes paid                3,489,185         68,774
     Shares issued for non-cash
     consideration                    6,850,311      3,691,800





     Envoy Communications Group Inc.
     Consolidated Statements of Operations and Retained Earnings
     (Unaudited - Prepared by Management)

               	                   September 30   September 30
     For the three months ended         2000           1999

     Net revenue                    $19,247,267    $13,865,725

     Operating expenses:

     Salaries and benefits           11,607,999      8,363,645
     General and administrative       3,579,383      2,172,379
     Occupancy costs                    912,044        890,173

                                     16,099,426     11,426,197


     Earnings before interest expense,
     income taxes, depreciation and
     goodwill amortization            3,147,841      2,439,528

     Depreciation                       716,790        483,654
     Interest expense                   161,507         80,385
     Earnings before income taxes
     and goodwill amortization        2,269,544      1,875,489

     Income taxes                       877,361        743,183

     Earnings before goodwill
     amortization                     1,392,183      1,132,306

     Goodwill amortization, net
     of income taxes of $6,000
     (1999-$11,000)                     683,953        219,343

     Net earnings                      $708,230       $912,963

     Net earnings per share - basic       $0.03          $0.06
     Net earnings per share
     - fully diluted                       0.03           0.06

     Earnings per share before
     goodwill amortization - basic         0.07           0.07
     Earnings per share before goodwill
     amortization - fully diluted          0.07           0.07





     Envoy Communications Group Inc.
     Consolidated Statement of Cash Flows
     (Unaudited-Prepared by management)
                                    September 30   September 30
     For the three months ended         2000           1999

     Cash flows from operating activities:

     Net earnings                      $708,230       $912,963

     Items not involving cash:

     Deferred income taxes             (286,376)       588,910
     Depreciation                       716,790        483,654
     Goodwill amortization              689,953        230,343

     Net changes in non-cash working capital balances:

     Accounts receivable             (2,699,210)     6,187,703
     Prepaid expenses                   644,045       (613,119)
     Accounts payable and accrued
     liabilities                     (5,148,624)    (6,328,231)
     Income taxes payable               107,642        658,757
     Deferred revenue                   709,821            -
     Amounts collected in excess of
     pass-through costs incurred     (1,162,254)    (5,582,019)
     Other                               (9,783)        46,284

     Net cash used in operating
     activities                      (5,729,766)    (3,414,755)

     Cash flows from financing activities:

     Long-term debt                   1,806,686            -
     Long-term debt repayments       (3,717,510)        14,773
     Issuance of common shares for
     cash                               460,999        383,050
     Reduction (Increase) in
     restricted cash                     23,524       (178,032)
     Net proceeds from special warrant
     issue                                  -        8,942,731
     Net cash provided by (used in)
     financing activities            (1,426,301)     9,162,522

     Cash flows from investing activities:

     Acquisition of subsidiaries (net of cash
     acquired (bank indebtedness assumed)
     of ($75,354); 1999 - nil)      (12,435,102)       259,417
     Purchase of capital assets        (663,208)    (1,187,750)

     Increase in other assets           (67,356)       (20,000)
     Net cash used in investing
     activities                     (13,165,666)      (948,333)

     Change in cash balance due to
     foreign exchange                   182,570         46,209

     (Decrease)/Increase in cash    (20,139,163)     4,845,643

     Cash, beginning of period       27,244,581     10,454,811

     Cash, end of period             $7,105,418    $15,300,454

     Cash flow from operations per share:
     Basic                                $0.08          $0.15
     Fully Diluted                         0.08           0.15

     Supplemental cash flow information:

     Interest paid                     $188,583        $73,181
     Income taxes paid                  585,341            267
     Shares issued for non-cash
     consideration                        2,138            -